UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   August 2008            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated August 7, 2008

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: August 7, 2008	By: /s/ David Hottman David Hottman Chairman & CEO

PORTAL APPOINTS NEW PRESIDENT / CEO

Portal Resources Ltd. (TSX-V: PDO) is pleased to announce the appointment of David Hottman as President and CEO.

 Mr. Hottman is a founder of Portal Resources Ltd. and has served as a director since August 2000. Mr. Hottman has nearly 20 years of experience in management and corporate finance within the mining sector. He was a founder of Nevada Pacific Gold Ltd. serving in various capacities as Chairman, CEO and/or President from 1997 to 2007. Nevada Pacific Gold was a successful gold and silver production/exploration company focused in Nevada, USA and Mexico prior to a hostile takeover by USGold in March 2007. Before starting Nevada Pacific, David was a founding team member of Eldorado Gold Corporation (1992 to 1997) a gold production/exploration company with projects in Mexico, Brazil, Argentina and Turkey. Mr. Hottman has been involved in raising over $300 million for these companies.

The Company wishes to thank Mr. Bruce Winfield, Portal’s former President and CEO, for his dedication and work with Portal. Mr. Winfield will remain active on the Board of Directors, contributing to the direction of the company.

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

Chairman and CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.